January 25, 2005

Re:	CSG Systems International, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form S-3

Filed December 8, 2004

File No. 333-117427

Barbara C. Jacobs

Assistant Director

Office of Computers and Online Services

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4-6

Dear Ms. Jacobs:

I am writing to you on behalf of CSG Systems International, Inc., in connection with Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-117427) filed on December 8, 2004 (the “S-3”), which was reviewed by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to respond to the comment letter of the Staff dated January 6, 2005.

To the extent appropriate, requested changes in response to the Staff’s comments have been included in the Post-Effective Amendment No. 2 to the S-3 (the “Amendment No. 2”), which was filed today.

For your convenience, we have set forth below each of the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter.

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Selling Securityholders

1.	Please identify the natural person or persons who exercise voting and/or dispositive powers over the shares held of record by those legal entities not publicly held. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Response:

We have included the information requested in footnotes to the selling securityholder table appearing on pp. 56-65 of the Amendment No. 2.

2.	You disclose on page 62 that you will supplement or amend your prospectus to include information concerning selling security holders not identified in your selling security holder table. As you are aware, only security holders that are named as selling security holders or transferees, donees and pledgees from those named holders can use this prospectus. Information regarding other selling security holders that are unnamed in the prospectus prior to effectiveness, may only be added by post-effective amendment to the registration statement. Please revise your registration statement to clarify.

Response:

We have clarified the above-referenced disclosure on p. 65 of the Amendment No. 2.

3.	We note your disclosure on page 63 stating that “[a]ny selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an ‘underwriter’ ....” Please identify any selling security holder that is a registered broker-dealer in your disclosure and indicate that such registered broker-dealer is an underwriter, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. Please expand the prospectus to identify any selling security holder that is an affiliate of a registered broker-dealer and indicate whether such selling security holder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such affiliate selling security holder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. Please reconcile your revised disclosure with the last sentence of the third paragraph on page 63 stating that “none of the selling securityholders who are broker-

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dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the CODES outside of the ordinary course of business.... ”

Response:

We have indicated in footnotes to the selling securityholder table, appearing on pp. 56-65 of the Amendment No. 2, those holders who have identified themselves as registered broker-dealers or affiliates of registered broker-dealers, with a cross-reference to the “Plan of Distribution” section for further information. We have also amended the disclosure in the “Plan of Distribution” section on p. 66 of the Amendment No. 2, as requested above.

Where You Can Find More Information

4.	We note that you have filed Forms 8-K subsequent to your filing of this post-effective amendment. Please incorporate the Forms 8-K by reference into your post-effective amendment. Please refer to Item 12 of Form S-3 for additional guidance.

Response:

We have incorporated by reference the Forms 8-K filed subsequent to the filing of the Post-Effective Amendment No. 1 on p. 70 of the Amendment No. 2.

* * * * *

If you have any questions related to the information contained herein, please do not hesitate to contact me at (402) 431-7574.

Very truly yours,

/s/ Randy R. Wiese

Randy R. Wiese

Senior Vice President and Chief

Accounting Officer

cc:	Daniel Lee, Staff Attorney

    Securities and Exchange Commission

Jeffrey Small

Albert Cua

    Davis Polk & Wardwell

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